Goldman Sachs Funds

Semiannual Report April 30, 2002

A high level of current income

through a diversified portfolio

of high yield securities.

Goldman Sachs

Market Review

Dear Shareholder:

Over the last six months there have been indications that a global economic recovery is underway. While the overall fixed income markets were essentially flat during this period, they experienced periods of volatility, as investors weighed a number of competing factors affecting the financial markets.

■ **The U.S. Economy Turns the Corner** — During the six-month period covered by this report the economy has shown renewed signs of strength. As the period began, the memories of September 11 were still fresh in our minds, and hopes for a quick economic revival appeared unlikely. However, during the fourth quarter of 2001 the U.S. gross domestic product (GDP) grew at an annualized rate of 1.7%. This was largely due to gains in personal consumption, higher government spending, and an increase in net exports. Preliminary figures then showed that the economy expanded at a 5.8% rate during the first quarter of 2002.

The Federal Reserve Board (the "Fed") held interest rates steady throughout much of the period, and shifted its bias from one of weakness to neutrality. As the period drew to a close, economic data gave rise to concerns that the recovery may be somewhat fragile and a rebound may be sluggish. A decline in consumer confidence, falling durable goods orders, poor performance in the stock markets, and high unemployment rates all contributed to the possibility that the U.S. recovery could be more moderate than was initially expected. In a speech to Congress, Fed Chairman Alan Greenspan implied that he wanted to see more robust economic conditions and a rebound in business investment before raising interest rates.

■ **Despite Volatility, a Flat Bond Market** — During the six-month period ended April 30, 2002, the overall U.S. bond market, as measured by the Lehman Brothers Aggregate Bond Index, was basically flat, as it returned –0.01%. Based on this performance it may appear that the fixed income markets were tranquil, however, this was far from the case. The debt markets gyrated throughout the period, initially falling based on concerns that the Fed would have to raise interest rates sooner rather than later. In January and February of 2002 the market rallied, as many investors sought "safer havens" in the wake of the Enron debacle and falling stock prices. The debt markets were again weak in March of 2002, as positive economic news again led to interest rate concerns. As the period ended, bond prices again rose, as it appeared that the Fed was "on hold" for the immediate future.

We thank you for your investment and look forward to your continued confidence.

Sincerely,

David W. Blood
Head, Goldman Sachs
Asset Management

Jonathan Beinner
CIO, Fixed Income Investments
Goldman Sachs Asset Management

May 9, 2002

What Distinguishes Goldman Sachs' Fixed Income Investing Process?

At Goldman Sachs Asset Management, the goal of our fixed income investment process is to provide consistent, strong performance by actively managing our portfolios within a research-intensive, risk-managed framework.

*T*he objective of the Goldman Sachs High Yield Fund is to generate risk adjusted returns by minimizing default losses and focusing on issues with strong upside potential.

A key element of our fixed income investment philosophy is to evaluate the broadest global opportunity set, to capture relative value across sectors and instruments. Our globally integrated investment process involves managing dynamically along the risk/return spectrum, as we continue to develop value-added strategies through:

1 RIGOROUS SECURITY SELECTION

- Assess relative value among sectors (such as mortgages and corporates) and sub-sectors
- Leverage the vast resources of Goldman Sachs in selecting securities for each portfolio

2 PRECISE PORTFOLIO CONSTRUCTION

- Team approach to decision making
- Manage risk by avoiding significant sector and interest rate bets
- Careful management of yield curve strategies — while closely managing portfolio duration

RESULT

Fixed Income portfolios that:

- Include domestic and global investment options, tax-free income opportunities, and access to areas of specialization such as high yield
- Capitalize on Goldman Sachs' industry renowned credit research capabilities
- Use a risk-managed framework to seek total return, recognizing the importance of investors' capital accumulation goals as well as their need for income

Fund Basics

as of April 30, 2002

Assets Under Management

$1.6 Billion

Number of Holdings

586

NASDAQ SYMBOLS

Class A Shares

GSHAX

Class B Shares

GSHBX

Class C Shares

GSHCX

Institutional Shares

GSHIX

Service Shares

GSHSX

PERFORMANCE REVIEW

November 1, 2001– April 30, 2002	Fund Total Return (based on NAV)[1]	30-Day Standardized Yield[2]	Lehman U.S. Corp. High Yield Bond Index[3]
Class A	7.75%	8.39%	6.60%
Class B	7.49	8.03	6.60
Class C	7.50	8.03	6.60
Institutional	7.95	9.21	6.60
Service	7.83	8.69	6.60

[1] The net asset value represents the net assets of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The 30-Day Standardized Yield of the Fund is calculated by dividing the net investment income per share (as defined by securities industry regulations) earned by the Fund over a 30-day period (ending on the stated month-end date) by the maximum public offering price per share of the Fund on the last day of the period. This number is compounded semiannually and then annualized. This yield does not necessarily reflect income actually earned and distributed by the Fund and, therefore, may not be correlated with the dividends or other distributions paid to shareholders.

[3] The Lehman Brothers U.S. Corporate High Yield Bond Index figures do not reflect any fees or expenses.

STANDARDIZED TOTAL RETURNS[4]

For the period ending 3/31/02	Class A	Class B	Class C	Institutional	Service
One Year	–2.56%	–3.77%	0.28%	2.45%	1.95%
Since Inception	1.93 (8/1/97)	1.76 (8/1/97)	2.23 (8/15/97)	3.33 (8/1/97)	2.83 (8/1/97)

[4] The Standardized Total Returns are average annual returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 4.5% for Class A Shares, the assumed deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

TOP 10 HOLDINGS AS OF 4/30/02[5]

Company	Line of Business	% of Portfolio
Nextel Communications, Inc.	Telecommunications–Cellular	2.1%
Charter Communications Holdings LLC	Media–Cable	1.7
Crown Castle International Corp.	Media–Non-Cable	1.6
Tyco International Group S.A.	Conglomerates	1.5
Riverwood International Corp.	Paper	1.4
Allied Waste North America, Inc.	Environmental	1.4
Graham Packaging Co.	Packaging	1.3
Telewest Communications PLC	Media–Cable	1.3
Fisher Scientific International, Inc.	Consumer Cyclicals	1.0
Avecia Group PLC	Chemicals	1.0

Credit Allocation (%): AAA 8.4 A 2.7 BBB 7.3 BB 17.3 B 53.3 CCC 9.8 CC 1.0 D 0.2

[5] The Fund is actively managed and, as such, its composition may differ over time.

Portfolio Results

Dear Shareholder:

We would like to take this opportunity to report on the performance of the Goldman Sachs High Yield Fund for the six-month period that ended April 30, 2002.

Performance Review

During the six-month reporting period that ended April 30, 2002, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 7.75%, 7.49%, 7.50%, 7.95%, and 7.83%, respectively. These returns compared favorably to the 6.60% cumulative total return of the Fund's benchmark, the Lehman Brothers U.S. Corporate High Yield Bond Index.

High Yield Market

The high yield market generated robust returns during the past six months. Despite Enron's spectacular default, high yield prices surged though pre-September 11 levels as money poured into mutual funds and collateralized bond obligations (CBOs). Offerings in higher quality industrial bonds were few and far between. The new year saw a continuation of the cyclical recovery activity amid lower than expected new issuance.

However, Enron-related aftershocks became evident in February of 2002. Investors remained concerned over corporate accounting standards and aggressive rating agency downgrades, while companies in the Telecommunications sector continued to default. Fears over systemic risk also led investment grade markets lower, as high profile companies such as Tyco lost access to the commercial paper markets and were forced to draw on bank back-stopped facilities. Increasingly positive economic data stabilized the situation in March of 2002. The market swung back nicely as cash rich mutual funds clamored to buy industrials and new issues, which typically traded up to a premium. Accounting and disclosure fears did resurface at the very end of the quarter as the large high yield issuer, Adelphia Communications Corp., surprised the market by announcing that it had over $2 billion of off-balance sheet debt. However, it is a reflection of increased investor confidence that the market treated this news as an isolated incident. April of 2002 was also a positive month, aided by generally improving first quarter numbers and upbeat guidance from management teams.

Investment Objective

The Fund seeks a high level of current income and may also consider the potential for capital appreciation. The Fund invests primarily in high yield, fixed income securities rated, at the time of investment, below investment grade.

Portfolio Composition

As of April 30, 2002, the Fund was diversified among 586 issues. Holdings in the top 10 companies represented 14.3% of the portfolio.

Our strategy of portfolio construction based on credit fundamentals remained unchanged over the reporting period. We continued to focus on industrial companies with solid asset values. The Fund established a number of new positions from the primary market in both the U.S. and Europe. We also took advantage of the technical dislocations in investment grade and crossover names at discounts to par.

Portfolio Highlights

■ **Tyco International Group S.A.** — Tyco is a BBB/Baa2 rated globally diversified conglomerate. The company's bonds have traded down on the back of well-publicized liquidity and accounting concerns, which we believe are overdone for this high cash generating company. There has also been some near-term noise from the spin-off of finance subsidiary, CIT. We bought bonds on the down tick in the belief that the asset value at Tyco more than adequately covers the value of the bonds plus associated interest, even in the unlikely event that the company has to file Chapter 11.

■ **Graham Packaging Co.** — Graham Packaging, a wholly-owned unit of Graham Packaging Holdings Co., is a plastic containers manufacturer. The company is currently refinancing in an effort to reduce the amount and extend the maturities of Graham Packaging's long-term debt, reduce interest expense, and improve financial flexibility. We have been gradually increasing the Fund's position in Graham Packaging, as it became evident that it was working to improve its financial situation.

■ **Georgia-Pacific Corp.** — Georgia-Pacific is a leading global forest and buildings product company that has been affected by the cyclical downturn, as well as increased fears over asbestos liabilities. The company has announced that it will offer an initial public offering of its Fort James consumer products division, which will then assume all of the public debt. The more cyclical buildings products business will retain most of the asbestos liabilities for which the company has adequate insurance coverage. Although Moody's downgraded the company to high yield status in May 2002, Standard & Poor's has maintained its investment grade rating, as the new consumer product entity has the ability to support a significant amount of debt.

Portfolio Outlook

We remain optimistic about the high yield market. Increasingly positive signs of an economic recovery have been mirrored by a decline in trailing default rates. These factors, together with a benign inflationary environment, tend to be quite positive for high yield valuations. Although it can be difficult to establish positions in attractive companies with new issue allocations, the market appears to be behaving rationally. In contrast to the late 1990s, poor quality names are finding it difficult or impossible to come to the market. Selected investments in fallen angels continue to provide attractive alternative investment opportunities.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs High Yield Investment Management Team

May 9, 2002

Performance Summary

April 30, 2002 (Unaudited)

The following graph shows the value as of April 30, 2002, of a $10,000 investment made on August 1, 1997 (commencement of operations) in Class A Shares (with the maximum sales charge of 4.5%) of the Goldman Sachs High Yield Fund. For comparative purposes, the performance of the Fund's benchmark, the Lehman Brothers U.S. Corporate High Yield Bond Index, is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class B, Class C, Institutional and Service Shares will vary from Class A due to differences in fees and loads.

High Yield Fund's Lifetime Performance

Growth of a $10,000 Investment, Distributions Reinvested August 1, 1997 to April 30, 2002.



Average Annual Total Return through April 30, 2002	Since Inception	One Year	Six Months*
Class A (commenced August 1, 1997)			
Excluding sales charges	3.17%	3.14%	7.75%
Including sales charges	2.18%	−1.55%	2.92%
Class B (commenced August 1, 1997)			
Excluding contingent deferred sales charges	2.43%	2.50%	7.49%
Including contingent deferred sales charges	2.00%	−2.63%	2.27%
Class C (commenced August 15, 1997)			
Excluding contingent deferred sales charges	2.46%	2.50%	7.50%
Including contingent deferred sales charges	2.46%	1.48%	6.46%
Institutional Class (commenced August 1, 1997)	3.57%	3.55%	7.95%
Service Class (commenced August 1, 1997)	3.06%	3.03%	7.83%

* Not annualized.

Statement of Investments

April 30, 2002 (Unaudited)

Principal Amount	Interest Rate	Maturity Date		Value
Corporate Bonds – 70.1%				
Aerospace – 1.8%				
Argo-Tech Corp. (B–/B3)				
$ 8,000,000	8.63%	10/01/2007	$	7,440,000
BE Aerospace, Inc. (B/B3)				
2,000,000	9.50	11/01/2008		1,960,000
Burke Industries, Inc.△				
2,000,000	10.00	08/15/2007		160,000
Dunlop Standard Aerospace Holdings (B–/B3)				
5,000,000	11.88	05/15/2009		5,200,000
Hexcel Corp. (CCC+/Caa2)				
3,500,000	9.75	01/15/2009		2,835,000
K&F Industries, Inc. (B/B2)				
7,000,000	9.25	10/15/2007		7,210,000
Sequa Corp. (BB/Ba3)				
1,500,000	9.00	08/01/2009		1,522,500
Transdigm, Inc. (B–/B3)				
1,000,000	10.38	12/01/2008		990,000
Worldwide Flight Services, Inc. (B–/B3)				
750,000	12.25	08/15/2007		817,500
			$	28,135,000
Airlines – 0.2%				
Continental Airlines, Inc. (BB+/B1)				
$ 3,000,000	7.57%	12/01/2006	$	2,724,179
Automotive Parts – 3.4%				
Accuride Corp. (CCC+/Caa1)				
$ 4,000,000	9.25%	02/01/2008	$	3,220,000
Advanced Accessory Systems LLC (CCC+/B3)				
4,000,000	9.75	10/01/2007		3,880,000
American Axle & Manufacturing, Inc. (B+/Ba3)				
10,000,000	9.75	03/01/2009		10,775,000
Anchor Lamina, Inc. (CCC)				
1,500,000	9.88	02/01/2008		675,000
Collins & Aikman Products (B/B1)†				
3,000,000	10.75	12/31/2011		3,135,000
Collins & Aikman Products (B/B2)				
2,000,000	11.50	04/15/2006		2,015,000
Federal-Mogul Corp. (D)△				
2,375,000	7.50	01/15/2009		522,500
Foamex LP (B/B3)†				
3,000,000	10.75	04/01/2009		3,165,000
Foamex LP (B–/Caa2)				
3,000,000	9.88	06/15/2007		2,745,000
Hayes Lemmerz International, Inc.△				
1,250,000	11.88†	06/15/2006		843,750
1,000,000	11.00	07/15/2006		81,250
4,500,000	9.13	07/15/2007		365,625
500,000	8.25	12/15/2008		40,625
JL French Automotive Castings (CCC+/B3)				
1,500,000	11.50	06/01/2009		690,000
Navistar International Corp. (BB+/Ba1)				
1,500,000	9.38	06/01/2006		1,575,000
Navistar International Corp. (BB–/Ba2)				
4,000,000	8.00	02/01/2008		3,960,000
Oxford Automotive, Inc.△				
1,500,000	10.13	06/15/2007		225,000

Principal Amount	Interest Rate	Maturity Date		Value
Corporate Bonds – (continued)				
Automotive Parts – (continued)				
Prestolite Electric, Inc. (B–/Caa2)				
$ 2,074,000	9.63%	02/01/2008	$	1,451,800
Stanadyne Automotive Corp. (B/Caa1)				
3,250,000	10.25	12/15/2007		2,600,000
Stoneridge, Inc. (B/B2)†				
1,500,000	11.50	05/01/2012		1,554,375
Tenneco Automotive, Inc. (CCC+/Caa1)				
4,750,000	11.63	10/15/2009		4,227,500
United Auto Group, Inc. (B/B3)†				
2,000,000	9.63	03/15/2012		2,085,000
Venture Holdings Trust (B/B2)				
4,000,000	9.50	07/01/2005		3,890,000
			$	53,722,425
Building Materials – 2.0%				
Amatek Industries, Inc. (B/B3)				
$ 6,250,000	12.00%	02/15/2008	$	6,062,500
Associated Materials, Inc. (B/B3)†				
1,000,000	9.75	04/15/2012		1,031,250
Atrium Cos., Inc. (B–/B3)				
3,000,000	10.50	05/01/2009		3,045,000
Better Minerals & Aggregates (B–/B3)				
3,000,000	13.00	09/15/2009		3,135,000
Integrated Electrical Services, Inc. (B+/B2)				
2,500,000	9.38	02/01/2009		2,387,500
Nortek, Inc. (B+/B1)				
1,000,000	9.25	03/15/2007		1,023,750
3,000,000	9.13	09/01/2007		3,075,000
1,250,000	8.88	08/01/2008		1,268,750
Toll Corp. (BB+/Ba2)				
1,000,000	8.25	02/01/2011		1,012,500
USG Corp. (Caa3)△				
2,000,000	8.50	08/01/2005		1,680,000
Werner Holdings Co., Inc. (B–/B2)				
7,750,000	10.00	11/15/2007		7,866,250
			$	31,587,500
Capital Goods – 1.4%				
AGCO Corp. (BB/Ba3)				
$ 1,500,000	9.50%	05/01/2008	$	1,623,750
Briggs & Stratton Corp. (BBB–/Ba1)				
2,500,000	8.88	03/15/2011		2,612,500
Flowserve Corp. (B/B2)				
2,500,000	12.25	08/15/2010		2,825,000
International Wire Group, Inc. (B–/Caa1)				
1,500,000	11.75	06/01/2005		1,380,000
Mark IV Industries, Inc. (B/B3)				
4,007,000	7.50	09/01/2007		3,105,425
Simonds Industries, Inc. (Caa2)△				
750,000	10.25	07/01/2008		225,000
Terex Corp. (B/B2)				
2,000,000	9.25	07/15/2011		2,105,000
Thermadyne Holdings Corp. (C)△				
4,000,000	12.50	06/01/2008		20,000
Thermadyne Manufacturing LLC (D/Ca)△				
4,000,000	9.88	06/01/2008		1,500,000

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Capital Goods – (continued)			
Trench Electric S.A. (CCC+/B3)			
$ 3,500,000	10.25%	12/15/2007	$ 2,800,000
Wabtec Corp. (BB/Ba3)			
3,500,000	9.38	06/15/2005	3,517,500
			$ 21,714,175
Chemicals – 4.2%			
American Pacific Corp. (BB–/B2)			
$ 1,500,000	9.25%	03/01/2005	$ 1,524,375
Avecia Group PLC (B/B2)†			
250,000	11.00	07/01/2009	262,500
Avecia Group PLC (B–/B2)			
13,000,000	11.00	07/01/2009	13,650,000
Compass Minerals Group, Inc. (B/B3)†			
1,250,000	10.00	08/15/2011	1,325,000
Equistar Chemicals LP (BB+/B1)			
2,000,000	7.55	02/15/2026	1,460,000
General Chemicals Industries (B–/Caa2)			
1,500,000	10.63	05/01/2009	1,237,500
Hercules, Inc. (B+/Ba2)			
2,000,000	11.13	11/15/2007	2,227,500
Huntsman ICI Holdings LLC (B/B3)†			
2,250,000	9.88	03/01/2009	2,261,250
Huntsman ICI Holdings LLC (B–/Caa1)			
2,750,000	10.13	07/01/2009	2,471,562
Huntsman ICI Holdings LLC (B–/Caa2)@			
19,500,000	20.28	12/31/2009	4,972,500
IMC Global, Inc. (B+/Ba2)			
1,500,000	6.55	01/15/2005	1,444,700
1,500,000	7.63	11/01/2005	1,474,842
ISP Chemco, Inc. (BB–/B2)			
3,500,000	10.25	07/01/2011	3,675,000
Lyondell Chemical Co. (BB/Ba3)			
5,375,000	9.88	05/01/2007	5,341,406
Lyondell Chemical Co. (B+/B2)			
1,000,000	10.88	05/01/2009	955,000
MacDermid, Inc. (BB–/Ba3)			
1,000,000	9.13	07/15/2011	1,060,000
Millennium America, Inc. (BBB–/Ba1)			
3,000,000	9.25	06/15/2008	3,045,000
Noveon, Inc. (B/B3)			
7,000,000	11.00	02/28/2011	7,490,000
OM Group, Inc. (B+/B3)†			
3,500,000	9.25	12/15/2011	3,622,500
Sovereign Specialty Chemicals, Inc. (B–/Caa1)			
5,750,000	11.88	03/15/2010	5,757,188
			$ 65,257,823
Conglomerates – 0.8%			
Actuant Corp. (B/B3)			
$ 1,450,000	13.00%	05/01/2009	$ 1,654,813
Eagle-Picher Industries, Inc. (B–/Caa1)			
6,500,000	9.38	03/01/2008	5,362,500
Gentek, Inc. (CCC/Ca)			
1,250,000	11.00	08/01/2009	475,000

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Conglomerates – (continued)			
Tyco International Group S.A. (BBB/Baa2)			
$ 500,000	4.95%	08/01/2003	$ 446,240
2,500,000	6.75	02/15/2011	2,012,500
3,000,000	6.38	10/15/2011	2,430,000
			$ 12,381,053
Consumer Cyclicals – 3.9%			
APCOA, Inc. (CCC+/Caa3)			
$ 3,000,000	9.25%	03/15/2008	$ 1,140,000
Avis Group Holdings, Inc. (BBB–/Baa3)			
4,707,000	11.00	05/01/2009	5,224,770
Fisher Scientific International, Inc. (B/B3)			
14,000,000	9.00	02/01/2008	14,560,000
1,500,000	8.13†	05/01/2012	1,511,250
Intertek Finance PLC (B–/B2)			
8,000,000	10.25	11/01/2006	8,240,000
MSX International, Inc. (B/B3)			
1,000,000	11.38	01/15/2008	760,000
Service Corp. International (BB–/B1)			
2,750,000	6.00	12/15/2005	2,471,562
1,750,000	7.20	06/01/2006	1,610,000
500,000	6.88	10/01/2007	440,000
1,000,000	7.70	04/15/2009	905,000
United Rentals, Inc. (BB–/B2)			
4,750,000	9.50	06/01/2008	4,868,750
3,250,000	8.80	08/15/2008	3,266,250
2,000,000	9.25	01/15/2009	2,040,000
Volume Services America, Inc. (B–/B3)			
3,500,000	11.25	03/01/2009	3,360,000
Wesco Distribution, Inc. (B/B3)			
7,250,000	9.13	06/01/2008	7,141,250
Williams Scotsman, Inc. (B–/B3)			
3,750,000	9.88	06/01/2007	3,815,625
			$ 61,354,457
Consumer Products – 2.2%			
Armkel LLC (B–/B2)			
$ 4,250,000	9.50%	08/15/2009	$ 4,531,562
Blount, Inc. (CCC/Caa2)			
4,000,000	13.00	08/01/2009	2,740,000
Cabot Safety Corp. (B/B3)			
5,500,000	12.50	07/15/2005	5,692,500
Corning Consumer Products Co. (D/Ca)			
3,250,000	9.63	05/01/2008	162,500
Johnsondiversey, Inc. (B/B2)†			
1,125,000	9.63	05/15/2012	1,168,594
Jostens, Inc. (B/B3)			
4,500,000	12.75	05/01/2010	5,085,000
Polaroid Corp. (Ca)△			
2,000,000	11.50	02/15/2006	102,500
Revlon Consumer Products Corp. (B–/Caa1)†			
3,000,000	12.00	12/01/2005	3,000,000
Sealy Mattress Co. (B–/B3)			
1,500,000	0.00/10.88§	12/15/2007	1,485,000
2,500,000	9.88	12/15/2007	2,600,000

Statement of Investments (continued)

April 30, 2002 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Consumer Products – (continued)			
Sola International, Inc. (BB/Ba3)			
$ 1,250,000	6.88%	03/15/2008	$ 1,050,000
The Scotts Co. (B+/B2)			
1,000,000	8.63	01/15/2009	1,030,000
United Industries Corp. (CCC+/B3)			
5,750,000	9.88	04/01/2009	5,836,250
			$ 34,483,906
Defense – 0.1%			
Alliant Techsystems, Inc. (B/B2)			
$ 1,500,000	8.50%	05/15/2011	$ 1,590,000
Condor Systems, Inc.△			
2,000,000	11.88	05/01/2009	20,000
			$ 1,610,000
Diversified Financials – 0.1%			
CIT Group, Inc. (A–/A2)			
$ 1,250,000	7.50%	11/14/2003	$ 1,252,998
Electric – 1.3%			
Calpine Canada Energy Finance (B+/B1)			
$ 8,750,000	8.50%	05/01/2008	$ 7,437,500
Calpine Corp. (B+/B1)			
2,250,000	8.50	02/15/2011	1,923,750
Mirant Americas Generation LLC (BBB–/Ba1)			
4,000,000	7.63	05/01/2006	3,800,000
2,750,000	8.30	05/01/2011	2,626,250
Pacific Gas & Electric Co. (CCC/B3)△			
2,000,000	6.25	08/01/2003	1,980,000
1,165,000	6.75	10/01/2023	1,112,575
2,000,000	7.05	03/01/2024	1,920,000
			$ 20,800,075
Energy – 1.5%			
Amerigas Partners LP (BB+/Ba3)			
$ 1,250,000	8.88%	05/20/2011	$ 1,300,000
Azurix Corp. (CC/Ca)			
2,750,000	10.38	02/15/2007	2,461,250
Benton Oil & Gas Co. (B–/B3)			
1,500,000	9.38	11/01/2007	1,368,750
Cross Timbers Oil Co. (BB–/Ba3)			
2,750,000	8.75	11/01/2009	2,887,500
El Paso Energy Partners (BB–/B1)			
2,500,000	8.50	06/01/2011	2,575,000
P&L Coal Holdings Corp. (B+/B1)			
4,301,000	9.63	05/15/2008	4,580,694
Petroleum Helicopters, Inc. (BB–/B1)†			
1,250,000	9.38	05/01/2009	1,287,500
Vintage Petroleum, Inc. (B/B1)			
4,000,000	9.75	06/30/2009	4,080,000
2,500,000	7.88	05/15/2011	2,337,500
Vintage Petroleum, Inc. (BB–/Ba3)†			
1,000,000	8.25	05/01/2012	997,500
			$ 23,875,694

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Entertainment – 0.6%			
Premier Parks, Inc. (B/B3)§			
$ 2,000,000	0.00/10.00%	04/01/2008	$ 1,960,000
Six Flags, Inc. (B/B3)			
4,250,000	9.50	02/01/2009	4,441,250
3,000,000	8.88†	02/01/2010	3,045,000
			$ 9,446,250
Environmental – 1.5%			
Allied Waste North America, Inc. (BB–/Ba3)			
$ 4,125,000	8.88%	04/01/2008	$ 4,259,063
2,000,000	8.50	12/01/2008	2,030,000
1,000,000	7.88	01/01/2009	980,000
Allied Waste North America, Inc. (B+/B2)			
13,625,000	10.00	08/01/2009	14,033,750
Synargo Technologies, Inc. (B/B3)†			
1,500,000	9.50	04/01/2009	1,526,250
The IT Group, Inc. (D)△			
2,000,000	11.25	04/01/2009	2,400
			$ 22,831,463
Food – 2.5%			
American Seafoods Group LLC (B/B3)†			
$ 2,750,000	10.13%	04/15/2010	$ 2,818,750
Aurora Foods, Inc. (CCC+/Caa1)			
5,750,000	9.88	02/15/2007	5,757,187
2,500,000	8.75	07/01/2008	2,393,750
Dean Foods Co. (BB–/B1)			
2,500,000	6.90	10/15/2017	2,184,865
Domino's, Inc. (B–/B3)			
5,000,000	10.38	01/15/2009	5,400,000
Eagle Family Foods (CCC+/B3)			
5,000,000	8.75	01/15/2008	3,850,000
Land O' Lakes, Inc. (BB/Ba3)†			
6,375,000	8.75	11/15/2011	5,960,625
New World Pasta Co. (CCC+/Caa1)			
3,500,000	9.25	02/15/2009	3,430,000
Premier International Foods PLC (B–/B3)			
6,500,000	12.00	09/01/2009	7,076,875
			$ 38,872,052
Gaming – 4.1%			
Ameristar Casinos, Inc. (B–/B3)			
$ 4,000,000	10.75%	02/15/2009	$ 4,440,000
Autotote Corp. (B–/B3)			
4,500,000	12.50	08/15/2010	5,062,500
Boyd Gaming Corp. (B+/B1)†			
2,125,000	8.75	04/15/2012	2,212,656
Circus & Eldorado (B+/B1)†			
6,000,000	10.13	03/01/2012	6,240,000
Hollywood Casino Corp. (B/B3)			
2,625,000	11.25	05/01/2007	2,913,750
Isle of Capri Casinos, Inc. (B/B2)†			
3,500,000	9.00	03/15/2012	3,587,500
Mandalay Resort Group†			
2,000,000	9.38	02/15/2010	2,160,000

The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Gaming – (continued)			
Mandalay Resort Group (BB+/Ba2)			
$ 250,000	6.45%	02/01/2006	$ 242,500
Mandalay Resort Group (BB–/Ba3)			
2,000,000	10.25	08/01/2007	2,205,000
MGM Mirage, Inc. (BB+/Ba2)			
5,000,000	8.38	02/01/2011	5,212,500
Mirage Resorts, Inc. (BBB–/Ba1)			
2,000,000	7.25	08/01/2017	1,850,428
Mohegan Tribal Gaming Authority (BB–/Ba3)†			
4,000,000	8.00	04/01/2012	4,015,000
Park Place Entertainment Corp. (BBB–/Ba1)			
1,500,000	7.50	09/01/2009	1,491,288
Park Place Entertainment Corp. (BB+/Ba2)			
500,000	8.88	09/15/2008	530,000
6,750,000	7.88†	03/15/2010	6,817,500
2,500,000	8.13	05/15/2011	2,537,500
Pinnacle Entertainment, Inc. (CCC+/Caa1)			
1,500,000	9.25	02/15/2007	1,473,750
1,000,000	9.50	08/01/2007	985,000
Resorts International Hotel & Casino, Inc. (B/B2)†			
3,000,000	11.50	03/15/2009	2,917,500
Sun International Hotels Ltd. (B+/B2)			
2,500,000	9.00	03/15/2007	2,600,000
Venetian Casino Resort LLC (B–/Caa1)			
4,000,000	12.25	11/15/2004	4,255,000
			$ 63,749,372
Health Care – 2.8%			
ALARIS Medical, Inc. (B–/Caa1)			
$ 1,500,000	9.75%	12/01/2006	$ 1,483,125
ALARIS Medical, Inc. (B–/Caa2)§			
3,000,000	0.00/11.13	08/01/2008	2,238,750
Alliance Imaging, Inc. (B–/B3)			
1,000,000	10.38	04/15/2011	1,067,500
DJ Orthopedics LLC (B–/B3)			
2,250,000	12.63	06/15/2009	2,477,812
Hudson Respiratory Care, Inc. (D/Ca)			
3,500,000	9.13	04/15/2008	1,575,000
Kinetic Concepts, Inc. (CCC+/B3)			
5,750,000	9.63	11/01/2007	5,951,250
Magellan Health Services, Inc. (B+/B2)†			
2,000,000	9.38	11/15/2007	2,000,000
Magellan Health Services, Inc. (B–/B3)			
1,750,000	9.00	02/15/2008	1,487,500
Per-Se Technologies, Inc. (B/Caa1)			
6,000,000	9.50	02/15/2005	5,880,000
Rose Hills Co. (CCC–/Caa1)			
5,000,000	9.50	11/15/2004	4,650,000
Stewart Enterprises, Inc. (B+/B2)			
1,000,000	10.75	07/01/2008	1,101,250
Triad Hospitals Holdings, Inc. (B–/B2)			
5,500,000	11.00	05/15/2009	6,173,750
US Oncology, Inc. (B+/B2)†			
3,500,000	9.63	02/01/2012	3,434,375
Vanguard Health Systems, Inc. (B–/B3)			
2,250,000	9.75	08/01/2011	2,368,125

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Health Care – (continued)			
Ventas Realty LP (BB–/Ba3)†			
$ 1,500,000	9.00%	05/01/2012	$ 1,533,750
			$ 43,422,187
Home Construction – 0.2%			
Beazer Homes USA, Inc. (BB/Ba2)†			
$ 1,625,000	8.38%	04/15/2012	$ 1,655,469
Standard Pacific Corp. (B+/Ba3)			
1,750,000	9.25	04/15/2012	1,776,250
			$ 3,431,719
Insurance Companies – 0.6%			
Conseco, Inc.†			
$ 1,500,000	10.75%	06/15/2009	$ 930,600
Willis Corroon Corp. (B+/Ba3)			
8,650,000	9.00	02/01/2009	9,039,250
			$ 9,969,850
Lodging – 1.4%			
Capstar Hotel Co. (B–/B3)			
$ 500,000	8.75%	08/15/2007	$ 495,000
HMH Properties, Inc. (BB–/Ba3)			
1,000,000	8.45	12/01/2008	1,010,000
Host Marriott LP (BB–/Ba3)			
750,000	7.88	08/01/2005	748,125
1,000,000	8.38	02/15/2006	1,005,000
3,375,000	9.50†	01/15/2007	3,564,844
1,000,000	7.88	08/01/2008	982,500
Meristar Hospitality Corp. (B+/B1)†			
1,000,000	10.50	06/15/2009	1,075,000
3,000,000	9.13	01/15/2011	3,082,500
RFS Partnership LP (B+/B1)†			
2,250,000	9.75	03/01/2012	2,340,000
Royal Caribbean Cruises Ltd (BB+/Ba2)			
2,500,000	8.75	02/02/2011	2,425,000
1,750,000	7.25	03/15/2018	1,408,750
Starwood Hotels & Resorts Worldwide, Inc. (BBB–/Ba1)			
1,000,000	7.88†	05/01/2012	1,003,750
3,000,000	7.38	11/15/2015	2,842,023
			$ 21,982,492
Media-Cable – 4.7%			
Adelphia Communications Corp. (CCC/B3)			
$ 250,000	7.88%	05/01/2009	$ 198,750
3,250,000	9.38	11/15/2009	2,648,750
1,000,000	10.88	10/01/2010	865,000
3,000,000	10.25	06/15/2011	2,520,000
Adelphia Communications Corp. (CCC–/Caa1)			
1,500,000	3.25	05/01/2021	1,175,625
Avalon Cable Holding Finance (B+/B2)§			
3,500,000	0.00/11.88	12/01/2008	2,874,375
Callahan Nordrhein-Westfalen (CCC+/Ca)			
3,500,000	14.00	07/15/2010	665,000
Century Communications Corp. (B3)§			
3,500,000	0.00/9.05%	01/15/2008	1,645,000

Statement of Investments (continued)

April 30, 2002 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Media-Cable – (continued)			
Charter Communications Holdings LLC (B+/B2)			
$ 9,000,000	10.75%	10/01/2009	$ 8,865,000
1,000,000	9.63	11/15/2009	930,000
1,500,000	9.63†	11/15/2009	1,395,000
3,000,000	0.00/11.75§	01/15/2010	2,032,500
18,625,000	0.00/9.92§	04/01/2011	12,990,937
Comcast UK Cable Partners Ltd. (C/Caa2)			
364,000	11.20	11/15/2007	342,160
Diamond Cable Communications PLC (D/Ca)△			
500,000	11.75	12/15/2005	175,000
Diamond Holdings PLC (C/Caa2)△			
500,000	9.13	02/01/2008	455,000
Echostar DBS Corp. (B+/B1)			
5,000,000	9.38	02/01/2009	5,225,000
FrontierVision Holdings LP (CCC–/B3)			
500,000	11.00	10/15/2006	485,000
8,000,000	11.88	09/15/2007	7,720,000
Global Crossing North America, Inc.△			
500,000	6.00	10/15/2003	80,000
Mediacom LLC (B+/B2)			
2,000,000	8.50	04/15/2008	1,970,000
2,000,000	9.50	01/15/2013	2,010,000
NTL Communications Corp. (D/Ca)△			
3,000,000	11.88	10/01/2010	1,200,000
Ono Finance PLC (CCC+/Caa1)			
4,250,000	13.00	05/01/2009	1,827,500
1,250	0.00	05/31/2009	625
Renaissance Media Group LLC (B2)§			
3,000,000	0.00/10.00	04/15/2008	2,460,000
Telewest Communications PLC (CCC–/Caa3)			
4,500,000	6.00†	07/07/2005	2,499,435
7,250,000	11.00	10/01/2007	3,780,000
5,000,000	11.25	11/01/2008	2,725,000
2,250,000	0.00/9.25§	04/15/2009	900,000
2,250,000	0.00/11.38§	02/01/2010	787,500
1,000,000	9.88	02/01/2010	540,000
			$ 73,988,157
Media-Non Cable – 4.2%			
American Tower Corp. (B–/Caa1)			
$ 6,500,000	9.38%	02/01/2009	$ 4,615,000
Block Communications, Inc. (B–/B2)†			
1,000,000	9.25	04/15/2009	1,040,000
Clear Channel Communications, Inc. (BBB–/Ba1)			
3,500,000	8.00	11/01/2008	3,631,250
Clear Channel Communications, Inc. (BB+/Ba2)			
5,250,000	8.13	12/15/2007	5,440,312
Corus Entertainment, Inc. (B+/B1)†			
1,750,000	8.75	03/01/2012	1,815,625
Crown Castle International Corp. (B/B3)			
15,500,000	0.00/10.63§	11/15/2007	13,640,000
4,125,000	0.00/10.38§	05/15/2011	2,536,875
5,500,000	0.00/11.25§	08/01/2011	3,437,500
2,875,000	10.75	08/01/2011	2,645,000
Emmis Escrow Corp. (B–/B3)§			
2,500,000	0.00/12.50	03/15/2011	1,878,125

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Media-Non Cable – (continued)			
Entravision Communications Corp. (B–/B3)†			
$ 2,000,000	8.13%	03/15/2009	$ 2,042,500
Lin Holdings Corp. (B–/Caa1)			
8,500,000	10.00	03/01/2008	7,820,000
PanAmSat Corp. (BB/Ba2)			
1,000,000	6.00	01/15/2003	997,953
1,000,000	6.13	01/15/2005	973,660
PX Escrow Corp. (CC/Ca)			
1,000,000	9.63	02/01/2006	370,000
SBA Communications Corp. (B–/B3)			
3,250,000	10.25	02/01/2009	2,340,000
Sinclair Broadcast Group, Inc. (B/B2)†			
3,000,000	8.00	03/15/2012	3,045,000
Spectrasite Holdings, Inc. (CCC+/Caa3)§			
5,500,000	0.00/11.25	04/15/2009	1,842,500
1,250,000	0.00/12.88	03/15/2010	368,750
Young Broadcasting, Inc. (B–/B3)			
3,000,000	8.75	06/15/2007	2,985,000
1,500,000	10.00	03/01/2011	1,575,000
			$ 65,040,050
Metals – 1.4%			
Earle M. Jorgensen Co. (B–/B3)			
$ 3,500,000	9.50%	04/01/2005	$ 3,395,000
Haynes International, Inc. (CCC+/Caa2)			
1,500,000	11.63	09/01/2004	1,065,000
Kaiser Aluminum & Chemical Corp. (Caa2)△			
2,250,000	10.88	10/15/2006	1,743,750
2,500,000	9.88	02/15/2049	1,950,000
Republic Technologies International△			
2,000,000	13.75	07/15/2009	130,000
UCAR Finance, Inc. (B/B2)†			
8,000,000	10.25	02/15/2012	8,440,000
WHX Corp. (CCC+/Caa3)			
2,500,000	10.50	04/15/2005	1,550,000
Wolverine Tube, Inc. (BB–/B1)†			
1,000,000	7.38	08/01/2008	899,800
3,000,000	10.50	04/01/2009	3,015,000
			$ 22,188,550
Oil Services – 0.2%			
Grant Prideco, Inc. (BB/Ba3)			
$ 1,500,000	9.63%	12/01/2007	$ 1,567,500
Halliburton Co. (Baa2)			
1,250,000	5.63	12/01/2008	1,130,555
			$ 2,698,055
Packaging – 4.4%			
AEP Industries, Inc. (B/B3)			
$ 1,500,000	9.88%	11/15/2007	$ 1,515,000
Applied Extrusion Technologies, Inc. (B/B2)			
3,500,000	10.75	07/01/2011	3,360,000
Chesapeake Corp. (BB/B1)			
4,000,000	7.20	03/15/2005	3,861,480

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Packaging – (continued)			
Crown Cork & Seal Co., Inc. (CCC/Ca)			
$ 2,000,000	7.13%	09/01/2002	$ 1,925,000
2,500,000	6.75	04/15/2003	2,275,000
Crown Cork & Seal Finance PLC (CCC/Ca)			
1,500,000	7.00	12/15/2006	1,151,250
Graham Packaging Co. (CCC+/Caa1)			
1,000,000	5.55#	01/15/2008	860,000
8,000,000	8.75†	01/15/2008	7,440,000
Graham Packaging Co. (CCC+/Caa2)§			
14,250,000	0.00/10.75	01/15/2009	12,397,500
Owens Brockway Glass Container (BB/B2)†			
8,000,000	8.88	02/15/2009	8,260,000
Owens-Illinois, Inc. (B+/B3)			
4,000,000	7.85	05/15/2004	3,910,000
5,250,000	7.15	05/15/2005	5,040,000
Plastipak Holdings, Inc. (B+/B3)			
2,875,000	10.75	09/01/2011	3,144,531
Pliant Corp. (B–/Caa1)			
7,500,000	13.00	06/01/2010	7,950,000
Stone Container Corp. (B/B2)			
1,500,000	9.25	02/01/2008	1,605,000
3,500,000	9.75	02/01/2011	3,762,500
			$ 68,457,261
Paper – 3.2%			
Ainsworth Lumber Co. Ltd. (B–/B3)			
$ 4,000,000	12.50%	07/15/2007	$ 4,340,000
BPC Holdings Corp. (B–/Caa2)			
3,000,000	12.50	06/15/2006	3,090,000
Buckeye Technologies, Inc. (B+/Caa1)			
1,750,000	8.50	12/15/2005	1,592,500
1,000,000	8.00	10/15/2010	855,000
Caraustar Industries, Inc. (BB/Ba1)			
2,750,000	7.38	06/01/2009	2,682,350
Doman Industries Ltd. (C/Ca)			
1,125,000	8.75	03/15/2004	281,250
Fort James Corp. (BBB–/Ba1)			
500,000	6.70	11/15/2003	467,500
Georgia-Pacific Corp. (BBB–/Ba1)			
1,250,000	7.50	05/15/2006	1,242,241
2,500,000	8.13	05/15/2011	2,487,268
1,000,000	9.50	12/01/2011	1,029,202
1,000,000	8.25	03/01/2023	859,785
Packaging Corp. of America (BB+/Ba2)			
8,375,000	9.63	04/01/2009	9,212,500
Riverwood International Corp. (CCC+/B3)			
6,000,000	10.25	04/01/2006	6,205,200
1,000,000	10.63	08/01/2007	1,057,500
Riverwood International Corp. (CCC+/Caa1)			
14,500,000	10.88	04/01/2008	15,225,000
			$ 50,627,296
Pipelines – 0.1%			
Sonat, Inc. (BBB/Baa2)			
$ 1,500,000	7.63%	07/15/2011	$ 1,558,146

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Publishing – 2.0%			
Advanstar Communications, Inc. (B–/Caa1)			
$ 3,000,000	12.00%	02/15/2011	$ 2,703,750
Advanstar, Inc.§			
2,875,000	0.00/15.00	10/15/2011	1,178,750
American Lawyer Media, Inc. (CCC+/B3)			
4,000,000	9.75	12/15/2007	3,320,000
American Media Operations, Inc. (B–/B2)			
1,000,000	10.25	05/01/2009	1,046,250
3,000,000	10.25†	05/01/2009	3,138,750
Day International Group, Inc. (CCC+/B3)			
3,250,000	9.50	03/15/2008	2,470,000
Mail-Well I Corp. (BB/B1)†			
2,500,000	9.63	03/15/2012	2,525,000
Merrill Corp. (D/Caa3)△			
1,500,000	12.00	05/01/2009	750,000
TransWestern Publishing Co. (B–/B2)			
3,750,000	9.63	11/15/2007	3,942,188
Von Hoffmann Press, Inc. (B/B2)†			
2,500,000	10.25	03/15/2009	2,612,500
WRC Media Corp. (B–/B3)			
4,000,000	12.75	11/15/2009	4,150,000
Yell Finance B.V. (B/B2)§			
4,875,000	0.00/13.50	08/01/2011	3,339,375
Ziff Davis Media, Inc. (C/Ca)			
1,000,000	12.00	07/15/2010	280,000
			$ 31,456,563
Real Estate – 0.9%			
CB Richard Ellis Services, Inc. (B/B3)			
$ 3,500,000	11.25%	06/15/2011	$ 3,298,750
Corrections Corp. of America (B2)			
4,000,000	12.00	06/01/2006	4,400,000
Corrections Corp. of America (B–/B2)†			
4,000,000	9.88	05/01/2009	4,130,000
Crescent Real Estate Equities Ltd. (B+/Ba3)†			
2,750,000	9.25	04/15/2009	2,819,812
			$ 14,648,562
Retailers – 2.0%			
Advance Holdings Corp. (B–/Caa1)§			
$ 6,000,000	0.00/12.88%	04/15/2009	$ 5,872,500
Advance Stores Co., Inc. (B–/B3)			
2,000,000	10.25	04/15/2008	2,120,000
Duane Reade, Inc. (B/B2)			
1,750,000	9.25	02/15/2008	1,776,250
Fleming Cos., Inc. (BB–/Ba3)			
1,000,000	10.13	04/01/2008	1,050,000
HMV Media Group PLC (B–/B3)			
4,000,000	10.25	05/15/2008	4,430,000
Ingles Markets, Inc. (B+/Ba3)			
4,000,000	8.88	12/01/2011	4,020,000
Mattress Discounters Corp. (CC/Ca)			
750,000	12.63	07/15/2007	150,000
Pathmark Stores, Inc. (B/B2)			
2,000,000	8.75	02/01/2012	2,077,500

Statement of Investments (continued)

April 30, 2002 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Retailers – (continued)			
Rite Aid Corp. (B–/Caa3)			
$ 1,750,000	7.13%	01/15/2007	$ 1,286,250
1,000,000	6.13†	12/15/2008	655,000
2,750,000	6.88	08/15/2013	1,650,000
The Great Atlantic & Pacific Tea Co., Inc. (BB/B2)			
2,500,000	7.75	04/15/2007	2,487,500
TM Group Holdings (B/B3)			
2,000,000	11.00	05/15/2008	2,125,000
Winn Dixie Pass Through Trust (BBB–/Ba2)†			
2,500,000	8.18	09/01/2024	1,920,508
			$ 31,620,508
Technology – 2.4%			
Amkor Technology, Inc. (B+/B1)			
$ 2,000,000	9.25%	02/15/2008	$ 2,030,000
Amkor Technology, Inc. (B–/B3)			
2,500,000	5.00	03/15/2007	1,959,375
Avaya, Inc. (BB–/Ba2)			
3,000,000	11.13	04/01/2009	2,850,000
Comdisco, Inc. (Caa1)△			
625,000	7.25	09/20/2049	518,750
DDi Corp. (CCC+/Caa1)			
375,000	5.25	03/01/2008	245,156
Details, Inc. (CCC+/Caa1)§			
2,000,000	0.00/12.50	11/15/2007	1,840,000
Fairchild Semiconductor Corp. (B/B2)			
1,000,000	10.13	03/15/2007	1,048,750
1,500,000	10.38	10/01/2007	1,593,750
2,750,000	10.50	02/01/2009	3,038,750
Flextronics International Ltd. (BB–/Ba2)			
2,500,000	9.88	07/01/2010	2,700,000
Intira Corp. (D)§			
2,000,000	0.00/13.00	02/01/2010	200
Lucent Technologies, Inc. (B+/B2)			
2,250,000	5.50	11/15/2008	1,597,500
2,000,000	6.45	03/15/2029	1,260,000
NorthPoint Communications Group, Inc.△			
2,000,000	12.88	02/15/2010	430,000
SCG Holding & Semiconductor Corp. (CCC+/Caa1)			
4,555,000	12.00	08/01/2009	3,917,300
Seagate Technology International (B+/Ba3)†#			
3,000,000	13.50	11/15/2007	3,720,000
Viasystems Group, Inc. (C/Caa3)			
3,000,000	9.75	06/01/2007	1,020,000
Xerox Capital (Europe) PLC (BB/B1)			
2,625,000	5.75	05/15/2002	2,611,875
Xerox Corp. (BB/B1)†			
2,250,000	9.75	01/15/2009	2,115,000
Xerox Credit Corp. (BB/B1)			
3,000,000	6.10	12/16/2003	2,790,000
			$ 37,286,406
Telecommunications – 2.7%			
360networks, Inc. (D)△			
$ 806,000	12.50%	12/15/2005	$ 81

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Telecommunications – (continued)			
Alaska Communications Holdings, Inc. (B+/B3)			
$ 2,250,000	9.38%	05/15/2009	$ 2,216,250
Allegiance Telecom, Inc. (CCC+/Caa2)			
5,000,000	0.00/11.75§	02/15/2008	937,500
1,000,000	12.88	05/15/2008	250,000
AT&T Canada, Inc. (BB/B3)			
500,000	12.00	08/15/2007	80,000
500,000	0.00/9.95§	06/15/2008	67,500
750,000	10.63	11/01/2008	112,500
Birch Telecom, Inc.			
1,000,000	14.00	06/15/2008	20,000
Carrier1 International S.A. (D/C)△			
2,250,000	13.25	02/15/2009	90,000
Colt Telecom Group PLC (B+/B3)			
5,275,000	12.00	12/15/2006	3,059,500
Completel Europe N.V. (C/Ca)§			
2,250,000	0.00/14.00	02/15/2009	180,000
Destia Communications, Inc.△			
2,000,000	13.50	07/15/2007	1,000
Energis PLC (D/Ca)			
4,250,000	9.75	06/15/2009	425,000
Exodus Communications, Inc.△			
1,500,000	11.25	07/01/2008	262,500
625,000	10.75	12/15/2009	109,375
2,000,000	11.63	07/15/2010	350,000
Global Crossing Holdings Ltd.△			
1,563,000	9.13	11/15/2006	31,260
2,625,000	9.63	05/15/2008	52,500
1,500,000	9.50	11/15/2009	30,000
Globix Corp.			
2,250,000	12.50	02/01/2010	382,500
GST Network Funding, Inc.△§			
2,000,000	0.00/10.50	05/01/2008	360,000
ICG Holdings, Inc.△			
3,000,000	11.63	03/15/2007	150,000
Insight Midwest LP (B+/B2)			
2,500,000	10.50	11/01/2010	2,650,000
Intermedia Communications, Inc. (BB/B1)			
1,000,000	9.50	03/01/2009	730,000
Intermedia Communications, Inc. (B+/B2)§			
1,000,000	0.00/12.25	03/01/2009	500,000
Jazztel PLC (C/Ca)			
750,000	14.00	04/01/2009	135,000
Koninklijke (Royal) KPN N.V. (BBB–/Baa3)			
2,500,000	8.00	10/01/2010	2,578,162
1,000,000	8.38	10/01/2030	1,030,825
Metromedia Fiber Network, Inc. (C/C)			
3,000,000	10.00	11/15/2008	210,000
1,500,000	10.00	12/15/2009	105,000
Orange PLC (BBB+/Baa1)			
1,500,000	8.75	06/01/2006	1,574,685
3,500,000	9.00	06/01/2009	3,637,165
Pathnet, Inc.△			
1,500,000	12.25	04/15/2008	30,000

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Telecommunications – (continued)			
Price Communications Wireless, Inc. (B+/Ba2)			
$ 2,125,000	9.13%	12/15/2006	$ 2,199,375
PSINet, Inc.△			
3,750,000	10.00	02/15/2005	375,000
1,000,000	11.50	11/01/2008	100,000
1,000,000	11.00	08/01/2009	100,000
Qwest Capital Funding, Inc. (BBB–/Baa3)			
4,500,000	5.88	08/03/2004	3,689,994
3,000,000	7.90	08/15/2010	2,160,000
Qwest Corp. (BBB–/Baa2)			
2,000,000	7.63	06/09/2003	1,940,000
3,000,000	6.88	09/15/2033	2,220,000
RSL Communications PLC (Ca)△			
1,000,000	12.25	11/15/2006	35,000
625,000	9.13	03/01/2008	28,125
2,000,000	10.13	03/01/2008	90,000
2,000,000	10.50	11/15/2008	70,000
Tele1 Europe B.V. (CC/Caa3)			
1,000,000	13.00	05/15/2009	150,000
TeleCorp PCS, Inc. (BBB/Baa3)			
2,000,000	10.63	07/15/2010	2,280,000
United Pan-Europe Communications N.V. (C/Ca)§			
1,000,000	0.00/13.75	02/01/2010	90,000
Viatel, Inc.△			
2,343,000	11.50	03/15/2009	1,172
WAM!Net, Inc.			
1,250,000	13.25	03/01/2005	10,937
Williams Communications Group, Inc. (D/Ca)△			
1,250,000	10.70	10/01/2007	181,250
750,000	11.70	08/01/2008	93,750
1,000,000	10.88	10/01/2009	145,000
1,000,000	11.88	08/01/2010	125,000
Winstar Communications, Inc.△			
1,000,000	12.75	04/15/2010	100
World Access, Inc.△			
1,334,000	13.25	01/15/2008	38,352
WorldCom, Inc.-WorldCom Group (BB/Ba2)			
3,000,000	7.88	05/15/2003	2,250,000
1,000,000	8.25	05/15/2010	479,995
XO Communications, Inc. (Ca)△			
2,000,000	9.63	10/01/2007	260,000
250,000	9.00	03/15/2008	33,750
1,250,000	10.75	11/15/2008	175,000
3,500,000	10.75	06/01/2009	490,000
			$ 42,160,103
Telecommunications-Cellular – 5.0%			
AirGate PCS, Inc. (CCC/Caa1)§			
$ 4,000,000	0.00/13.50%	10/01/2009	$ 2,680,000
Alamosa Delaware, Inc. (CCC/Caa1)			
2,500,000	12.50	02/01/2011	2,131,250
Alamosa PCS Holdings, Inc. (CCC/Caa1)§			
3,500,000	0.00/12.88	02/15/2010	1,732,500
American Cellular Corp. (CCC–/Caa3)			
2,500,000	9.50	10/15/2009	1,575,000

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Telecommunications-Cellular – (continued)			
Centennial Cellular Corp. (B–/B3)			
$ 4,750,000	10.75%	12/15/2008	$ 2,529,375
Dobson Communications Corp. (B–/B3)			
3,000,000	10.88	07/01/2010	2,790,000
Esat Telecom Group PLC (A–/Baa1)			
4,000,000	11.88	12/01/2008	4,569,084
Horizon PCS, Inc. (CCC/Caa1)§			
1,250,000	0.00/14.00	10/01/2010	431,250
iPCS, Inc. (CCC/Caa1)§			
2,500,000	0.00/14.00	07/15/2010	1,375,000
IWO Holdings, Inc. (CCC+/Caa1)			
3,000,000	14.00	01/15/2011	2,550,000
Leap Wireless International, Inc. (CCC/Caa2)§			
1,000,000	0.00/14.50	04/15/2010	262,500
Millicom International Cellular S.A. (B–/Caa1)			
5,000,000	13.50	06/01/2006	2,750,000
Nextel Communications, Inc. (B/B1)			
11,250,000	0.00/10.65§	09/15/2007	8,043,750
3,750,000	0.00/9.75§	10/31/2007	2,521,875
18,250,000	0.00/9.95§	02/15/2008	11,132,500
6,000,000	9.38	11/15/2009	4,140,000
1,000,000	5.25	01/15/2010	533,750
5,250,000	9.50	02/01/2011	3,596,250
Nextel Partners, Inc. (CCC+/B3)			
650,000	0.00/14.00§	02/01/2009	299,000
5,500,000	11.00	03/15/2010	3,520,000
Partner Communications Co. Ltd. (B–/B3)			
4,125,000	13.00	08/15/2010	4,150,781
PTC International Finance B.V. (B+/B1)§			
1,410,000	0.00/10.75	07/01/2007	1,410,000
PTC International Finance II S.A. (B+/B1)			
2,500,000	11.25	12/01/2009	2,625,000
Triton PCS, Inc. (B–/B2)			
9,000,000	0.00/11.00§	05/01/2008	8,010,000
2,000,000	9.38	02/01/2011	1,935,000
US Unwired, Inc. (CCC+/B3)§			
2,500,000	0.00/13.38	11/01/2009	1,700,000
			$ 78,993,865
Textiles – 0.2%			
Galey & Lord, Inc. (Ca)△			
$ 2,000,000	9.13%	03/01/2008	$ 300,000
Polymer Group, Inc. (D/Ca)△			
1,000,000	9.00	07/01/2007	350,000
3,000,000	8.75	03/01/2008	1,050,000
Russell Corp. (BB/B1)†			
2,000,000	9.25	05/01/2010	2,060,000
			$ 3,760,000
Transportation – 0.1%			
Stena AB (BB–/Ba3)			
$ 1,800,000	8.75%	06/15/2007	$ 1,764,000
TOTAL CORPORATE BONDS			
(Cost $1,243,084,919)			$1,098,852,192

Statement of Investments (continued)

April 30, 2002 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Emerging Market Debt – 2.4%			
APP China Group Ltd. (D/Ca)†△			
$ 670,000	14.00%	03/15/2010	$ 170,850
Central Bank of Dominican Republic (BB–/Ba2)			
2,000,000	9.50	09/27/2006	2,130,000
Federal Republic of Brazil (BB–/B1)			
2,000,000	12.00	04/15/2010	1,865,000
7,930,280	8.00	04/15/2014	6,185,619
1,040,000	12.25	03/06/2030	902,200
1,500,000	11.00	08/17/2040	1,161,000
Grupo Industrial Durango S.A. (BB–/B2)			
2,400,000	12.63	08/01/2003	2,472,000
Indah Kiat Finance Mauritius (D/Ca)△			
1,240,000	10.00	07/01/2007	285,200
National Republic of Bulgaria (BB–/B1)#			
2,861,600	2.81	07/28/2011	2,553,978
Republic of Ecuador (CCC+/Caa2)#			
2,500,000	5.00	08/15/2030	1,438,750
Republic of Peru (BB–/Ba3)			
3,256,000	9.13†	02/21/2012	3,142,040
1,250,000	4.00#	03/07/2017	925,000
Republic of Venezuela (B/B2)#			
2,714,245	2.88	12/18/2007	2,235,859
Russian Federation (B+/Ba3)			
1,000,000	10.00	06/26/2007	1,072,500
2,000,000	8.25	03/31/2010	1,963,750
5,330,000	12.75	06/24/2028	6,502,600
2,900,000	5.00#	03/31/2030	2,019,850
TOTAL EMERGING MARKET DEBT			
(Cost $35,987,815)		$	37,026,196

Principal Amount	Interest Rate	Maturity Date	Value
Foreign Debt Obligations € – 15.4%			
Euro Currency – 10.2%			
ABB International Finance (A/Baa2)			
EUR 1,000,000	3.50%	12/29/2003	$ 841,920
11,625,000	5.38	06/30/2005	9,656,481
Alfa Laval AB (B+/B1)			
6,000,000	12.13	11/15/2010	6,267,131
BSN Financing Co. S.A. (B/B2)			
2,000,000	10.25	08/01/2009	1,728,864
CIT Group, Inc. (A–/A2)			
1,250,000	5.50	05/16/2005	1,092,246
Completel Europe N.V. (C/Ca)			
1,000,000	14.00	04/15/2010	153,076
Crown Cork & Seal Finance S.A. (CCC/Ca)			
6,000,000	6.00	12/06/2004	4,160,078
Dynea International Oy (CCC+/Caa1)			
3,521,000	12.25	08/15/2010	2,124,224
Esat Telecom Group PLC (A–/Baa1)			
2,000,000	11.88	11/01/2009	2,143,071
Exodus Communications, Inc.△			
2,500,000	10.75	12/15/2009	472,736
FLAG Telecom Holdings Ltd. (D/Ca)△			
1,000,000	11.63	03/30/2010	288,144

Principal Amount	Interest Rate	Maturity Date	Value
Foreign Debt Obligations € – (continued)			
Euro Currency – (continued)			
Flowserve Finance B.V. (B)			
EUR 953,000	12.25%	08/15/2010	$ 978,267
Fort James Corp. (BBB–/Ba1)			
7,000,000	4.75	06/29/2004	5,893,659
Grohe Holding GMBH (B/B2)			
10,000,000	11.50	11/15/2010	10,175,083
Huntsman ICI Chemicals (B–/Caa1)			
3,500,000	10.13	07/01/2009	2,615,807
Ineos Acrylics PLC (B/B3)			
10,000,000	10.25	05/15/2010	9,094,544
Ineos Group Holdings PLC (B+/B2)			
750,000	10.50	08/01/2010	702,351
5,000,000	10.50†	08/01/2010	4,682,339
Invensys PLC (BBB/Ba1)			
18,000,000	5.50	04/01/2005	14,830,409
Jazztel PLC (C/Ca)			
2,000,000	14.00	04/01/2009	324,162
Kamps AG (BB)†			
4,500,000	8.50	02/15/2009	4,355,926
Kappa Beheer (B/B2)			
7,250,000	0.00/12.50§	07/15/2009	5,777,511
6,000,000	10.63	07/15/2009	5,956,476
Kloeckner Pentaplast S.A. (B/B2)†			
2,000,000	9.38	02/15/2012	1,895,447
Koninklijke (Royal) KPN N.V. (BBB–/Baa3)			
3,250,000	4.75	11/05/2008	2,589,919
Koninklijke (Royal) KPN N.V. (BB+/Ba1)			
7,250,000	3.50	11/24/2005	5,643,682
NTL Communications Corp. (D/Ca)△			
9,250,000	9.88	11/15/2009	3,331,664
3,800,000	11.50§	11/15/2009	958,079
Ono Finance PLC (CCC+/Caa1)			
5,000,000	13.00	05/01/2009	2,026,012
2,500,000	14.00	07/15/2010	1,058,029
Prosiebensat 1 Media AG (Ba3)			
6,750,000	5.88	03/28/2006	5,318,282
PTC International Finance II S.A. (B+/B1)			
2,570,000	11.25	12/01/2009	2,453,005
Sanitec International (B2)†			
3,000,000	9.00	05/15/2012	2,701,350
Slovak Wireless Finance Co. (B+/B1)			
1,750,000	11.25	03/30/2007	1,725,487
Sola International, Inc. (BB/Ba3)			
3,000,000	11.00	03/15/2008	2,863,431
Song Networks N.V. (CC/Caa3)			
1,000,000	13.00	05/15/2009	135,068
1,000,000	11.88	12/01/2009	117,058
Tyco International Group S.A. (BBB/Baa2)			
11,750,000	4.38	11/19/2004	8,252,623
10,000,000	6.13	04/04/2007	7,339,567
4,500,000	5.50	11/19/2008	2,917,457
United Biscuits Finance (B/B2)			
3,000,000	10.63	04/15/2011	3,066,032
Vantico Group S.A. (B–/Caa1)			
9,250,000	12.00	08/01/2010	6,288,517

Principal Amount	Interest Rate	Maturity Date		Value
Foreign Debt Obligations € – (continued)				
Euro Currency – (continued)				
Xerox Capital PLC (BB/B1)				
EUR 3,000,000	5.25%	12/03/2004	$	2,269,134
Xerox Corp. (BB/B1)				
2,500,000	3.50	02/04/2004		1,913,456
				159,177,804
German Mark – 0.9%				
Colt Telecom Group PLC (B+/B3)				
DEM 5,000,000	8.88%	11/30/2007	$	1,150,982
Exide Holding Europe S.A. (CC/Ca)				
1,500,000	9.13	04/15/2004		448,883
Impress Metal Pack Holdings (CCC+/B3)				
9,875,000	9.88	05/29/2007		4,182,667
Sirona Dental Systems (B–/B2)				
10,250,000	9.13	07/15/2008		4,766,216
6,750,000	9.13†	07/15/2008		3,138,727
Texon International PLC (Caa3)				
2,250,000	10.00	02/01/2008		372,918
				14,060,393
Great Britain Pound – 4.3%				
AES Drax Holdings Ltd. (BBB–/Ba1)				
GBP 4,500,000	9.07%	12/31/2025	$	4,981,574
British Airways PLC (BB+/Ba2)#				
1,250,000	7.25	08/23/2016		1,620,468
Coral Group Holdings PLC				
2,865,016	13.50	09/30/2009		3,755,866
Diamond Holdings PLC (C/Caa2)△				
1,500,000	10.00	02/01/2008		1,944,562
Focus Retail Group PLC (B/B3)†				
2,500,000	11.00	11/01/2010		4,023,859
Gala Group Holdings PLC (B–/B3)				
6,000,000	12.00	06/01/2010		9,788,356
HMV Media Group PLC (B–/B3)				
500,000	10.88	05/15/2008		793,847
Luxfer Holdings PLC (B–/Caa1)				
3,000,000	10.13	05/01/2009		3,583,237
Orange PLC (BBB+/Baa1)				
2,750,000	8.88	06/01/2009		4,085,765
Polestar Corp. PLC‡				
214,667	12.50	06/30/2011		31,269
Polestar Corp. PLC (Ca)				
68,885	10.50	05/30/2008		14,047
Telewest Communications PLC (CCC–/Caa3)§				
15,000,000	0.00/9.88	04/15/2009		8,739,603
United Biscuits Finance (B/B2)				
6,500,000	10.75	04/15/2011		10,556,713
William Hill Finance PLC (B/B1)				
3,250,000	10.63	04/30/2008		5,112,668
Yell Finance B.V. (B/B2)				
5,750,000	10.75	08/01/2011		9,129,244
				68,161,078
TOTAL FOREIGN DEBT OBLIGATIONS				
(Cost $271,041,863)			$	241,399,275

Shares		Value
Common Stocks* – 0.1%		
84,126 Aurora Foods, Inc.	$	499,708
24,334 Axiohm Transaction Solutions, Inc.		243
4,064 Brunner Mond		180,549
113,664 Colt Telecom Group PLC		56,291
62,500 Completel Europe N.V.		36,250
2,557 Genesis Health Ventures, Inc.		48,072
33,206 Intira Corp.		—
9,132 McLeodUSA, Inc.		365
33,342 Pathmark Stores, Inc.		743,527
202 Polestar Co.		—
2,881 RSL Communications Ltd.		15
18,792 Song Networks Holding AB ADR		2,631
7,069 World Access, Inc.		7
3,044 WRC Media Corp.		30,440
TOTAL COMMON STOCKS*		
(Cost $6,297,292)	$	1,598,098

Shares	Interest Rate	Maturity Date		Value
Preferred Stocks – 1.6%				
Avecia Group PLC (CCC+/B3)‡				
58,772	16.00%	07/01/2010	$	1,469,300
Crown Castle International Corp. (CCC+/Caa2)‡				
6,665	12.75	12/15/2010		3,399,150
CSC Holdings, Inc. (B+/B1)				
63,359	11.75	10/01/2007		5,987,426
82,194	11.13	04/01/2008		7,726,236
Eagle-Picher Holdings, Inc. (CCC+/Ca)§				
200	0.00/11.75	03/01/2008		220,000
Global Crossing Holdings Ltd.△				
13,156	10.50	12/01/2008		6,578
Intermedia Communications, Inc. (B/B3)				
1	13.50	03/31/2009		480
Lucent Technologies Capital Trust I (Caa1)†				
1,000	7.75	03/15/2017		941,500
McLeodUSA, Inc.				
51,664	2.50	04/18/2012		273,819
Nextel Communications, Inc. (CCC+/B3)‡				
861	13.00	07/15/2009		396,060
5,781	11.13	02/15/2010		2,196,780
River Holding Corp.‡				
5,878	11.50	04/15/2010		88,164
Rural Cellular Corp. (CCC+/Caa2)‡				
2,622	12.25	05/15/2011		1,337,174
Sinclair Broadcast Group, Inc. (B–/B2)				
7,000	11.63	03/15/2009		742,000
TOTAL PREFERRED STOCKS				
(Cost $43,866,676)			$	24,784,667

Statement of Investments (continued)

April 30, 2002 (Unaudited)

Units	Expiration Date	Value
Warrants* – 0.0%		
Advanstar Holdings Corp.		
$ 2,875	10/15/2011	$ —
ASAT Finance LLC		
2,000	11/01/2006	20,000
Asia Pulp & Paper Ltd.		
670	03/15/2005	—
Avecia Group PLC		
80,000	07/01/2010	90,000
Birch Telecom, Inc.		
1,000	06/15/2008	10
Cellnet Data Systems, Inc.		
3,000	09/15/2007	—
Coral Group Holdings PLC		
2,000	09/30/2009	29,132
Enitel ASA		
2,500	04/15/2010	—
Genesis Health Ventures, Inc.		
4,293	10/02/2002	10,346
Horizon PCS, Inc.		
2,500	10/01/2010	50,000
Intira Corp.		
194,638	09/29/2010	—
IWO Holdings, Inc.		
3,000	01/15/2011	90,000
Jostens, Inc.		
3,500	05/01/2010	35,000
Knology, Inc.		
1,750	10/22/2007	18
Leap Wireless International, Inc.		
1,500	04/15/2010	—
Mattress Discounters Holding Corp.		
750	07/15/2007	—
McLeodUSA, Inc.		
114,486	04/16/2007	22,897
Merrill Corp.		
1,500	05/01/2009	—
Ono Finance PLC		
5,000	05/01/2009	11,256
Pathnet, Inc.		
1,500	04/15/2008	15
Pliant Corp.		
7,000	06/01/2010	140,000
Republic Technologies International LLC		
2,000	07/15/2009	20
WAM!Net, Inc.		
3,750	03/01/2005	37
TOTAL WARRANTS*		
(Cost $1,300,685)		$ 498,731

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 8.7%			
Joint Repurchase Agreement Account^			
$ 137,000,000	1.92%	05/01/2002	$ 137,000,000
TOTAL REPURCHASE AGREEMENT			
(Cost $137,000,000)			$ 137,000,000
TOTAL INVESTMENTS			
(Cost $1,738,579,250)			$1,541,159,159

† Security is exempt from registration under Rule 144A of the Securities Act of 1933. Such security may be resold, normally to qualified institutional buyers in transactions exempt from registration. The market value of 144A securities amount to $179,812,506, which represents 11.5% of net assets as of April 30, 2002.

@ Security is issued with a zero coupon. The interest rate disclosed for this security represents effective yield to maturity.

§ These securities are issued with a zero coupon or dividend rate which increase to the stated rate at a set date in the future.

€ The principal amount of each security is stated in the currency in which the bond is denominated. See below.

DEM = German Mark

EUR = Euro Currency

GBP = Great Britain Pound

Variable rate security. Coupon rate disclosed is that which is in effect at April 30, 2002.

‡ Pay-in-kind securities.

* Non-income producing security.

^ Joint repurchase agreement was entered into on April 30, 2002.

△ Security currently in default.

Security ratings are unaudited.

The percent shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Investment Abbreviations:
ADR—American Depositary Receipt

Statement of Assets and Liabilities

April 30, 2002 (Unaudited)

Assets:	
Investment in securities, at value (identified cost $1,738,579,250)	$1,541,159,159
Cash	2,231,768
Receivables:	
Investment securities sold, at value	3,036,047
Dividends and interest, at value	36,760,694
Fund shares sold	16,810,437
Forward foreign currency exchange contracts, at value	1,089,503
Deferred organization expenses, net	1,626
Other assets, at value	14,756
Total assets	1,601,103,990

Liabilities:	
Payables:	
Investment securities purchased, at value	19,487,320
Income distribution	4,277,339
Fund shares repurchased	4,639,225
Amounts owed to affiliates	1,250,901
Forward foreign currency exchange contracts, at value	3,733,251
Accrued expenses and other liabilities, at value	191,952
Total liabilities	33,579,988

Net Assets:	
Paid-in capital	1,822,948,320
Accumulated distributions in excess of net investment income	(2,284,135)
Accumulated net realized loss on investment and foreign currency related transactions	(53,287,711)
Net unrealized loss on investments and translation of assets and liabilities denominated in foreign currencies	(199,852,472)
NET ASSETS	$1,567,524,002
Net asset value, offering and redemption price per share:[a]	
Class A	$7.44
Class B	$7.45
Class C	$7.44
Institutional	$7.45
Service	$7.45
Shares outstanding:	
Class A	106,605,387
Class B	7,594,260
Class C	2,697,983
Institutional	93,464,186
Service	68,424
Total shares outstanding, $.001 par value (unlimited number of shares authorized)	210,430,240

(a) Maximum public offering price per share (NAV per share multiplied by 1.0471) for Class A shares is $7.79. At redemption, Class B and Class C shares may be subject to a contingent deferred sales charge, assessed on the amount equal to the lesser of the current net asset value or the original purchase price of the shares.

Statement of Operations

For the Six Months Ended April 30, 2002 (Unaudited)

Investment income:	
Interest	$ 64,549,340
Dividends	1,558,100
Total income	66,107,440

Expenses:	
Management fees	4,360,833
Distribution and Service fees[a]	1,138,995
Transfer Agent fees[b]	781,601
Custodian fees	232,928
Registration fees	62,549
Professional fees	28,813
Trustee fees	4,566
Organization expenses	3,189
Service share fees	1,112
Other	49,544
Total expenses	6,664,130
Less — expense reductions	(232,074)
Net expenses	6,432,056
NET INVESTMENT INCOME	59,675,384

Realized and unrealized gain (loss) on investment and foreign currency transactions:	
Net realized gain (loss) from:	
Investment transactions	(14,399,601)
Foreign currency related transactions	124,734
Net change in unrealized gain (loss) on:	
Investments	50,014,980
Translation of assets and liabilities denominated in foreign currencies	(4,019,202)
Net realized and unrealized gain on investment and foreign currency transactions	31,720,911
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$ 91,396,295

(a) Class A, Class B, Class C had Distribution and Service fees of $803,470, $253,942, and $81,583, respectively.
(b) Class A, Class B, Class C, Institutional Class and Service Class had Transfer Agent fees of $610,637, $48,249, $15,501, $107,125, and $89, respectively.

Statements of Changes in Net Assets

	For the Six Months Ended April 30, 2002 (Unaudited)	For the Year Ended October 31, 2001
From operations:		
Net investment income	$ 59,675,384	$ 114,580,351
Net realized loss on investment and foreign currency transactions	(14,274,867)	(18,608,759)
Net change in unrealized gain (loss) on investments and foreign currency	45,995,778	(110,370,863)
Net increase (decrease) in net assets resulting from operations	91,396,295	(14,399,271)
Distributions to shareholders:		
From net investment income		
Class A shares	(30,728,245)	(51,829,864)
Class B shares	(2,241,314)	(4,203,092)
Class C shares	(720,455)	(1,200,321)
Institutional shares	(26,623,443)	(57,811,804)
Service shares	(21,127)	(43,631)
Total distributions to shareholders	(60,334,584)	(115,088,712)
From share transactions:		
Proceeds from sales of shares	754,404,774	884,891,698
Reinvestment of dividends and distributions	40,014,995	86,767,199
Cost of shares repurchased	(270,341,440)	(705,708,984)
Net increase in net assets resulting from share transactions	524,078,329	265,949,913
TOTAL INCREASE	555,140,040	136,461,930
Net assets:		
Beginning of period	1,012,383,962	875,922,032
End of period	$1,567,524,002	$1,012,383,962
Accumulated distributions in excess of net investment income	$ (2,284,135)	$ (1,624,935)

Notes to Financial Statements

April 30, 2002 (Unaudited)

1. ORGANIZATION

Goldman Sachs Trust (the ''Trust'') is a Delaware business trust registered under the Investment Company Act of 1940 (as amended) as an open-end, management investment company. The Trust includes the Goldman Sachs High Yield Fund (the ''Fund''). The Fund is a diversified portfolio offering five classes of shares — Class A, Class B, Class C, Institutional and Service.

The Fund invests primarily in non-investment grade fixed-income securities which are considered predominantly speculative by traditional investment standards. Non-investment grade fixed-income securities and unrated securities of comparable credit quality (commonly known as ''junk bonds'') are subject to the increased risk of an issuer's inability to meet principal and interest obligations. These securities, also referred to as high yield securities, may be subject to greater price volatility due to such factors as specific corporate developments, interest rate sensitivity, generally negative perceptions of the junk bond markets and less secondary market liquidity.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by the Fund. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts. Actual results could differ from those estimates.

A. Investment Valuation — Portfolio securities for which accurate market quotations are readily available are valued on the basis of quotations furnished by a pricing service or provided by dealers in such securities. Short-term debt obligations maturing in sixty days or less are valued at amortized cost. Portfolio securities for which accurate market quotations are not readily available are valued based on yield equivalents, pricing matrices or other sources, under valuation procedures established by the Trust's Board of Trustees. In addition, the impact of events that occur after the publication of market quotations used by a Fund to price its securities but before the close of regular trading on the New York Stock Exchange will not be reflected in a Fund's next determined NAV unless the Trust, in its discretion, determines to make an adjustment in light of the nature and significance of the event, consistent with applicable regulatory guidance.

B. Security Transactions and Investment Income — Security transactions are recorded as of the trade date. Realized gains and losses on sales of portfolio securities are calculated using the identified cost basis. Interest income is recorded on the basis of interest accrued, net of foreign withholding taxes and reclaims, where applicable. Market discounts, original issue discount and market premiums on debt securities, other than mortgage backed securities, are amortized to interest income over the life of the security with a corresponding adjustment in the cost basis of that security. Net investment income (other than class specific expenses), unrealized and realized gains or losses are allocated daily to each class of shares of the Fund based upon the relative proportion of net assets of each class.

C. Federal Taxes — It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute each year substantially all of its investment company taxable income and capital gains to its shareholders. Accordingly, no federal tax provision is required. Income distributions are declared daily and paid monthly. Capital gain distributions, if any, are declared and paid annually.

The characterization of distributions to shareholders for financial reporting purposes is determined in accordance with income tax rules. Therefore, the source of the portfolio's distributions may be shown in the accompanying financial statements as either from net investment income or net realized gain on investment transactions, or from paid-in capital, depending on the type of book/tax differences that may exist.

The Fund, as of its most recent tax year-end of October 31, 2001 had a capital loss carryforward of approximately $36,868,000 expiring in 2007 through 2009 for U.S. federal tax purposes. This amount is available to be carried forward to offset future capital gains to the extent permitted by applicable laws or regulations.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

At April 30, 2002, the aggregate cost of portfolio securities for federal income tax purposes is $1,739,194,514. Accordingly, the gross unrealized gain on investments is $53,044,556 and the gross unrealized loss on investments is $251,079,911 resulting in a net unrealized loss of $198,035,355.

D. Expenses — Expenses incurred by the Trust that do not specifically relate to an individual fund of the Trust are allocated to the funds on a straight-line or pro rata basis depending upon the nature of the expense.

Class A, Class B and Class C shareholders of the Fund bear all expenses and fees relating to their respective Distribution and Service Plans. Shareholders of Service shares bear all expenses and fees paid to service organizations. Each class of shares separately bears its respective class-specific transfer agency fees.

E. Deferred Organization Expenses — Organization-related costs are amortized on a straight-line basis over a period of five years.

F. Foreign Currency Translations — The books and records of the Fund are maintained in U.S. dollars. Amounts denominated in foreign currencies are translated into U.S. dollars on the following basis (i) investment valuations, foreign currency and other assets and liabilities initially expressed in foreign currencies are converted each business day into U.S. dollars based upon current exchange rates; (ii) purchases and sales of foreign investments, income and expenses are converted into U.S. dollars based upon currency exchange rates prevailing on the respective dates of such transactions.

Net realized and unrealized gain (loss) on foreign currency transactions will represent: (i) foreign exchange gains and losses from the sale and holdings of foreign currencies and sale of investments; (ii) gains and losses between trade date and settlement date on investment securities transactions and forward exchange contracts; and (iii) gains and losses from the difference between amounts of dividends, interest and foreign withholding taxes recorded and the amounts actually received.

G. Segregation Transactions — The Fund may enter into certain derivative transactions to seek to increase total return. Forward foreign currency exchange contracts, futures contracts, written options, mortgage dollar rolls, when-issued securities and forward commitments represent examples of such transactions. As a result of entering into those transactions, the Fund is required to segregate liquid assets on the accounting records equal to or greater than the market value of the corresponding transactions.

H. Repurchase Agreements — Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. During the term of a repurchase agreement, the value of the underlying securities held as collateral, including accrued interest, is required to equal or exceed the value of the repurchase agreement, including accrued interest. The underlying securities for all repurchase agreements are held in safekeeping at the Fund's custodian or designated subcustodians.

3. AGREEMENTS

Pursuant to the Investment Management Agreement (the ''Agreement''), Goldman Sachs Asset Management (''GSAM''), a business unit of the Investment Management Division of Goldman, Sachs & Co. (''Goldman Sachs''), serves as the investment adviser to the Fund. Under the Agreement, the adviser, subject to the general supervision of the Trust's Board of Trustees, manages the Fund's portfolio. As compensation for the services rendered pursuant to the Agreement, the assumption of the expenses related thereto and administering the Fund's business affairs, including providing facilities, the adviser is entitled to a fee, computed daily and payable monthly, at an annual rate equal to 0.70% of the average daily net assets of the Fund.

The adviser has voluntarily agreed to limit certain ''Other Expenses'' of the Fund (excluding Management fees, Distribution and Service fees, Transfer Agent fees and expenses, taxes, interest, brokerage, litigation, Service Share fees, indemnification costs and other extraordinary expenses), to the extent that such expenses exceed, on an annual basis, 0.02% of the average daily net assets of the Fund. For the six months ended April 30, 2002, the adviser reimbursed approximately $222,000. In addition, the Fund has entered into certain expense offset arrangements with the custodian resulting in a

Notes to Financial Statements (continued)

April 30, 2002 (Unaudited)

3. AGREEMENTS (continued)

reduction of the Fund's expenses. For the six months ended April 30, 2002, custody fee reductions amounted to approximately $10,000.

The Trust, on behalf of the Fund, has adopted Distribution and Service Plans. Under the Distribution and Service Plans, Goldman Sachs and/or authorized dealers are entitled to a monthly fee from the Fund for distribution and shareholder maintenance services equal, on an annual basis, to 0.25%, 1.00%, and 1.00% of the Fund's average daily net assets attributable to Class A, Class B and Class C Shares, respectively.

Goldman Sachs serves as the distributor of shares of the Fund pursuant to a Distribution Agreement. Goldman Sachs may receive a portion of the Class A sales load and Class B and Class C contingent deferred sales charges and has advised the Fund that it retained approximately $1,111,000 during the six months ended April 30, 2002.

Goldman Sachs also serves as the transfer agent of the Fund for a fee. The fees charged for such transfer agency services are calculated daily and payable monthly at an annual rate as follows: 0.19% of the average daily net assets for Class A, Class B, and Class C Shares and 0.04% of the average daily net assets for Institutional and Services Shares.

The Trust, on behalf of the Fund, has adopted a Service Plan and Shareholder Administration Plan. These Plans allows for Service Shares to compensate service organizations for providing varying levels of account administration and shareholder administration services to their customers who are beneficial owners of such shares. The Service Plan and Shareholder Administration Plan provides for compensation to the service organizations in an amount up to 0.25% and 0.25%, respectively, on an annualized basis, of the average daily net assets of the Service Shares.

As of April 30, 2002, the amounts owed to affiliates were approximately $881,000, $218,000, and $152,000 for Management, Distribution and Service, and Transfer Agent fees, respectively.

4. PORTFOLIO SECURITIES TRANSACTIONS

Cost of purchases and proceeds of sales and maturities of securities (excluding short-term investments) for the six months ended April 30, 2002, were $569,219,018 and $170,182,631, respectively.

Forward Foreign Currency Exchange Contracts — The Fund may enter into forward foreign currency exchange contracts for the purchase or sale of a specific foreign currency at a fixed price on a future date as a hedge or cross-hedge against either specific transactions or portfolio positions. The Fund may also purchase and sell forward contracts to seek to increase total return. All commitments are ''marked-to-market'' daily at the applicable translation rates and any resulting unrealized gains or losses are recorded in the Fund's financial statements. The Fund records realized gains or losses at the time the forward contract is offset by entry into a closing transaction or extinguished by delivery of the currency. Risks may arise upon entering into these contracts from the potential inability of counterparties to meet the terms of their contracts and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar.

4. PORTFOLIO SECURITIES TRANSACTIONS (continued)

At April 30, 2002, the Fund had the following outstanding forward foreign currency exchange contracts:

Open Foreign Currency Purchase Contracts	Value on Settlement Date	Current Value	Unrealized	
			Gain	Loss
Euro Currency				
expiring 5/30/2002	$ 2,880,929	$ 2,917,688	$ 36,759	$ —

Open Foreign Currency Sale Contracts	Value on Settlement Date	Current Value	Unrealized	
			Gain	Loss
British Pound				
expiring 5/15/2002	$ 38,073,075	$ 38,855,002	$ —	$ 781,927
expiring 7/15/2002	10,185,015	10,106,983	78,032	—
expiring 7/15/2002	4,846,060	4,886,734	—	40,674
expiring 10/15/2002	6,395,975	6,478,542	—	82,567
expiring 12/16/2002	12,950,019	13,360,607	—	410,588
expiring 4/15/2003	6,995,000	7,148,037	—	153,037
Euro Currency				
expiring 5/30/2002	1,642,390	1,635,624	6,766	—
expiring 5/30/2002	91,456,139	92,531,823	—	1,075,684
expiring 7/15/2002	23,106,941	22,140,223	966,718	—
expiring 10/15/2002	15,130,215	15,710,061	—	579,846
expiring 12/16/2002	10,038,600	10,450,065	—	411,465
expiring 4/15/2003	4,098,600	4,097,372	1,228	—
expiring 4/15/2003	23,228,817	23,426,280	—	197,463
TOTAL OPEN FOREIGN CURRENCY SALE CONTRACTS	$248,146,846	$250,827,353	$1,052,744	$3,733,251

The contractual amounts of forward foreign currency exchange contracts do not necessarily represent the amounts potentially subject to risk. The measurement of the risks associated with these instruments is meaningful only when all related and offsetting transactions are considered. At April 30, 2002, the Fund had sufficient cash and/or securities to cover any commitments under these contracts.

5. JOINT REPURCHASE AGREEMENT ACCOUNT

The Fund, together with other registered investment companies having management agreements with Goldman Sachs Funds Management, L.P., Goldman Sachs Asset Management International and GSAM or their affiliates, transfer uninvested cash into joint accounts, the daily aggregate balance of which is invested in one or more repurchase agreements.

Notes to Financial Statements (continued)

April 30, 2002 (Unaudited)

5. JOINT REPURCHASE AGREEMENT ACCOUNT (continued)

At April 30, 2002, the Fund had undivided interests in repurchase agreements in the following joint account which equaled $137,000,000 in principal amount. At April 30, 2002, the following repurchase agreements held in this joint account were fully collateralized by Federal Agency obligations.

Repurchase Agreements	Principal Amount	Interest Rate	Maturity Date	Amortized Cost	Maturity Value
Bank of America Securities LLC	$ 800,000,000	1.93%	05/01/2002	$ 800,000,000	$ 800,042,889
Barclays Capital, Inc.	500,000,000	1.93	05/01/2002	500,000,000	500,026,806
Bear Stearns Companies, Inc.	300,000,000	1.93	05/01/2002	300,000,000	300,016,083
Deutsche Bank Securities, Inc.	400,000,000	1.85	05/01/2002	400,000,000	400,020,556
Deutsche Bank Securities, Inc.	1,500,000,000	1.92	05/01/2002	1,500,000,000	1,500,080,000
Greenwich Capital	600,000,000	1.93	05/01/2002	600,000,000	600,032,167
J.P. Morgan Chase & Co., Inc.	2,000,000,000	1.93	05/01/2002	2,000,000,000	2,000,107,222
Lehman Brothers, Inc.	200,000,000	1.75	05/01/2002	200,000,000	200,009,722
Lehman Brothers, Inc.	500,000,000	1.82	05/01/2002	500,000,000	500,025,278
Lehman Brothers, Inc.	300,000,000	1.85	05/01/2002	300,000,000	300,015,417
Merrill Lynch & Co., Inc.	500,000,000	1.92	05/01/2002	500,000,000	500,026,667
Salomon Smith Barney Holdings, Inc.	1,507,300,000	1.93	05/01/2002	1,507,300,000	1,507,380,808
SG Cowen Securities Corp.	300,000,000	1.93	05/01/2002	300,000,000	300,016,083
UBS Warburg LLC	2,000,000,000	1.93	05/01/2002	2,000,000,000	2,000,107,222
TOTAL JOINT REPURCHASE AGREEMENT ACCOUNT	$11,407,300,000			$11,407,300,000	$11,407,906,920

6. LINE OF CREDIT FACILITY

The Fund participates in a $350,000,000 committed, unsecured revolving line of credit facility. Under the most restrictive arrangement, the Fund must own securities having a market value in excess of 400% of the total bank borrowings. This facility is to be used solely for temporary or emergency purposes. The interest rate on borrowings is based on the Federal Funds rate. This facility also requires a fee to be paid by the Fund based on the amount of the commitment which has not been utilized. During the six months ended April 30, 2002, the Fund did not have any borrowings under this facility.

7. SUMMARY OF SHARE TRANSACTIONS

Share activity is as follows:

	For the Six Months Ended April 30, 2002 (Unaudited)		For the Year Ended October 31, 2001	
	Shares	Dollars	Shares	Dollars
Class A Shares				
Shares sold	58,696,482	$ 436,505,070	46,315,430	$ 367,717,599
Reinvestment of dividends and distributions	2,591,609	19,249,598	5,001,100	38,977,979
Shares repurchased	(22,904,872)	(170,645,824)	(33,149,574)	(257,209,157)
	38,383,219	285,108,844	18,166,956	149,486,421
Class B Shares				
Shares sold	1,824,393	13,583,342	2,857,630	22,615,196
Reinvestment of dividends and distributions	123,261	916,661	231,627	1,804,822
Shares repurchased	(637,677)	(4,741,450)	(1,338,578)	(10,419,854)
	1,309,977	9,758,553	1,750,679	14,000,164
Class C Shares				
Shares sold	1,158,251	8,633,059	1,198,327	9,541,078
Reinvestment of dividends and distributions	44,641	331,491	78,443	609,182
Shares repurchased	(231,658)	(1,725,116)	(643,157)	(5,001,886)
	971,234	7,239,434	633,613	5,148,374
Institutional Shares				
Shares sold	39,808,895	295,542,976	60,309,838	484,871,755
Reinvestment of dividends and distributions	2,624,816	19,514,119	5,789,836	45,374,971
Shares repurchased	(12,466,157)	(93,198,170)	(53,948,918)	(432,972,641)
	29,967,554	221,858,925	12,150,756	97,274,085
Service Shares				
Shares sold	19,196	140,327	18,990	146,070
Reinvestment of dividends and distributions	421	3,126	34	245
Shares repurchased	(4,194)	(30,880)	(14,448)	(105,446)
	15,423	112,573	4,576	40,869
NET INCREASE	70,647,407	$ 524,078,329	32,706,580	$ 265,949,913

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

		Income (loss) from investment operations			Distributions to shareholders		
	Net asset value, beginning of period	Net investment income	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	In excess of net investment income	Total distributions
FOR THE SIX MONTHS ENDED APRIL 30, (Unaudited)							
2002 - Class A Shares	$ 7.24	$0.35(c)	$ 0.20	$ 0.55	$(0.35)	$ —	$(0.35)
2002 - Class B Shares	7.24	0.32(c)	0.22	0.54	(0.33)	—	(0.33)
2002 - Class C Shares	7.24	0.32(c)	0.21	0.53	(0.33)	—	(0.33)
2002 - Institutional Shares	7.25	0.37(c)	0.20	0.57	(0.37)	—	(0.37)
2002 - Service Shares	7.24	0.35(c)	0.21	0.56	(0.35)	—	(0.35)
FOR THE YEARS ENDED OCTOBER 31,							
2001 - Class A Shares	8.18	0.83(c)	(0.93)	(0.10)	(0.84)	—	(0.84)
2001 - Class B Shares	8.18	0.77(c)	(0.93)	(0.16)	(0.78)	—	(0.78)
2001 - Class C Shares	8.17	0.77(c)	(0.92)	(0.15)	(0.78)	—	(0.78)
2001 - Institutional Shares	8.19	0.86(c)	(0.93)	(0.07)	(0.87)	—	(0.87)
2001 - Service Shares	8.19	0.82(c)	(0.94)	(0.12)	(0.83)	—	(0.83)
2000 - Class A Shares	9.07	0.84(c)	(0.78)	0.06	(0.93)	(0.02)	(0.95)
2000 - Class B Shares	9.08	0.78(c)	(0.80)	(0.02)	(0.86)	(0.02)	(0.88)
2000 - Class C Shares	9.07	0.78(c)	(0.80)	(0.02)	(0.86)	(0.02)	(0.88)
2000 - Institutional Shares	9.08	0.88(c)	(0.79)	0.09	(0.96)	(0.02)	(0.98)
2000 - Service Shares	9.08	0.83(c)	(0.78)	0.05	(0.92)	(0.02)	(0.94)
1999 - Class A Shares	9.16	0.85	(0.10)	0.75	(0.84)	—	(0.84)
1999 - Class B Shares	9.16	0.77	(0.09)	0.68	(0.76)	—	(0.76)
1999 - Class C Shares	9.16	0.78	(0.11)	0.67	(0.76)	—	(0.76)
1999 - Institutional Shares	9.17	0.90(c)	(0.12)	0.78	(0.87)	—	(0.87)
1999 - Service Shares	9.17	0.86(c)	(0.12)	0.74	(0.83)	—	(0.83)
1998 - Class A Shares	9.97	0.82	(0.85)	(0.03)	(0.78)	—	(0.78)
1998 - Class B Shares	9.97	0.75	(0.86)	(0.11)	(0.70)	—	(0.70)
1998 - Class C Shares	9.97	0.75	(0.86)	(0.11)	(0.70)	—	(0.70)
1998 - Institutional Shares	9.97	0.84	(0.83)	0.01	(0.81)	—	(0.81)
1998 - Service Shares	9.97	0.80	(0.84)	(0.04)	(0.76)	—	(0.76)
FOR THE PERIOD ENDED OCTOBER 31,							
1997 - Class A Shares (commenced August 1)	10.00	0.17	(0.02)	0.15	(0.17)	(0.01)	(0.18)
1997 - Class B Shares (commenced August 1)	10.00	0.15	(0.02)	0.13	(0.15)	(0.01)	(0.16)
1997 - Class C Shares (commenced August 15)	9.97	0.14	0.01	0.15	(0.14)	(0.01)	(0.15)
1997 - Institutional Shares (commenced August 1)	10.00	0.18	(0.02)	0.16	(0.18)	(0.01)	(0.19)
1997 - Service Shares (commenced August 1)	10.00	0.17	(0.02)	0.15	(0.17)	(0.01)	(0.18)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales charge. Total return would be reduced if a sales or redemption charge was taken into account. Total returns for less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.
(b) Annualized.
(c) Calculated based on the average shares outstanding methodology.

 The accompanying notes are an integral part of these financial statements.

Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets	Ratio of net investment income to average net assets	
$7.44	7.75%	$793,619	1.16%[b]	9.45%[b]	1.20%[b]	9.41%[b]	15%
7.45	7.49	56,581	1.91[b]	8.76[b]	1.95[b]	8.72[b]	15
7.44	7.50	20,081	1.91[b]	8.71[b]	1.95[b]	8.67[b]	15
7.45	7.95	696,733	0.76[b]	9.84[b]	0.80[b]	9.80[b]	15
7.45	7.83	510	1.26[b]	9.44[b]	1.30[b]	9.40[b]	15
7.24	(1.54)	493,739	1.16	10.55	1.22	10.49	57
7.24	(2.28)	45,514	1.91	9.83	1.97	9.77	57
7.24	(2.28)	12,494	1.91	9.82	1.97	9.76	57
7.25	(1.14)	460,253	0.76	10.96	0.82	10.90	57
7.24	(1.65)	384	1.26	10.49	1.32	10.43	57
8.18	0.38	409,224	1.16	9.54	1.21	9.49	55
8.18	(0.48)	37,085	1.91	8.79	1.96	8.74	55
8.17	(0.48)	8,933	1.91	8.78	1.96	8.73	55
8.19	0.77	420,284	0.76	9.99	0.81	9.94	55
8.19	0.15	396	1.26	9.39	1.31	9.34	55
9.07	8.06	524,674	1.16	9.06	1.22	9.00	59
9.08	7.38	39,907	1.91	8.30	1.97	8.24	59
9.07	7.26	10,078	1.91	8.26	1.97	8.20	59
9.08	8.49	257,498	0.76	9.50	0.82	9.44	59
9.08	7.95	280	1.26	8.92	1.32	8.86	59
9.16	(0.70)	401,626	1.09	8.25	1.36	7.98	113
9.16	(1.43)	29,256	1.84	7.61	1.88	7.57	113
9.16	(1.43)	8,532	1.84	7.61	1.88	7.57	113
9.17	(0.32)	97,547	0.84	9.47	0.88	9.43	113
9.17	(0.79)	447	1.34	9.17	1.38	9.13	113
9.97	1.50	325,911	0.95[b]	7.06[b]	1.57[b]	6.44[b]	45
9.97	1.31	10,308	1.70[b]	6.28[b]	2.07[b]	5.91[b]	45
9.97	1.46	1,791	1.70[b]	6.17[b]	2.07[b]	5.80[b]	45
9.97	1.58	2	0.70[b]	7.16[b]	1.07[b]	6.79[b]	45
9.97	1.46	2	1.20[b]	6.69[b]	1.57[b]	6.32[b]	45

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[1] *An investment in a money market fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.*

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This material is not authorized for distribution to prospective investors unless preceded or accompanied by a current Prospectus. Investors should read the Prospectus carefully before investing or sending money.

Goldman, Sachs & Co. is the distributor of the Fund.

The Goldman Sachs High Yield Fund invests primarily in high yield, lower rated securities which involve greater price volatility and present greater risks than higher rated fixed income securities. At times, the Fund may be unable to sell certain of its portfolio securities without a substantial drop in price, if at all.

The Goldman Sachs High Yield Fund's foreign investments may be more volatile than an investment in U.S. securities and are subject to the risks of currency fluctuations and political developments.

 Date of first use: June 29, 2002 / 02-1059 FI/HYSAR / 14.3K / 6-02